Pang Zhang-Whitaker	28 Liberty Street, 41st Floor
Partner	New York, NY 10005
zhang@clm.com	D / 212-238-8844

February 12,2025

Al Pavot

Terence O’Brien

Juan Grana

Katherine Bagley

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Pinnacle Food Group Limited

Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted December 10, 2024
CIK No. 0002032755

Dear Ladies and Gentlemen:

On behalf of Pinnacle Food Group Limited (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 26, 2024 on the Company’s Amended Draft Registration Statement on Form F-1 confidentially submitted on December 10, 2024, (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. The Company has included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

Amendment No.1 to Draft Registration Statement on Form F-1 submitted December 10, 2024

Cover Page

1.	We note your response to comment 4. Please revise your cover page and prospectus summary to disclose, as you do on page 96, the exercise price of the representative’s warrants.

We have revised the disclosure in the Revised Draft Registration Statement on the Prospectus Cover and page 11 in response to the Staff’s comment.

Prospectus Summary, page 1

2.	We note your response to comment 7. Please revise your disclosures on pages 2 through 4 to clearly identify the party producing each product. For example, note the third-party commissioned to design the molds for the Model S, clarify that Seonwo and Banjia are the OEM manufacturers that produce the equipment using the molds, and clearly disclose the parties designing and manufacturing the Model A and R. We also note your disclosure on page 3 that the Model R is currently in the development stage, and your disclosure on page 63 that you completed the installation of the first Model R in November 2024 and provided the FaaS Enterprise subscription package directly to your first Model R customer in November 2024. Please clarify whether the Model R is still in development or if it is being sold to customers, either directly by you or through a distributor. Finally, we note your disclosure on page 64 that the Model M is an off-the-shelf product purchased from Banjia and Seonwo. Please revise to disclose this fact in the summary, and clarify whether any customer or enterprise can purchase the Model M directly from Banjia and Seonwo.

We have revised the disclosure in the Revised Draft Registration Statement on the pages 2, 3, 64, 65, 66 in response to the Staff’s comment.

Risk Factors

Supply chain disruptions could adversely impact our operations., page 13

3.	We note your response to comment 11. Please revise to disclose the percentage of your total purchases of materials and outsourced production costs attributable to your principal suppliers for the six months ended June 30, 2024 and the year ended December 31, 2023. Please also disclose whether you expect this supplier concentration to continue going forward.

We have revised the disclosure in the Revised Draft Registration Statement on page 13 in response to the Staff’s comment.

We may face risks in protecting our intellectual property due to our proxy arrangements., page 22

4.	We note your revised disclosure that “[a]s the patent [managed by Banjia] is held in China while we are a non-Chinese entity, Banjia must adhere to Chinese legal standards, and the disparity between intellectual property laws and dispute resolution mechanisms across different jurisdictions may further complicate issues related to patent ownership and enforcement.” Please revise to briefly describe the disparities in patent ownership and enforcement, and the related, specific risks to your business and investors from these disparities.

We have revised the disclosure in the Revised Draft Registration Statement on page 22 in response to the Staff’s comment.

Use of Proceeds, page 39

5.	We note your response to comment 18. Please revise to briefly discuss the functionality and capabilities of the Model R that you plan to expand. Please also clarify whether the anticipated proceeds will be sufficient to fund all of your proposed purposes, and if not, please provide the amount and sources of other funds needed.

We have revised the disclosure in the Revised Draft Registration Statement on page 39 in response to the Staff’s comment.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations Revenue, page 49

6.	Please quantify the percentage of your 2023 and 2024 Smart Farming Systems customers that subsequently purchased extended farming services after the six month farming period ended. If that percentage is minimal, then please disclose why, including whether that reflects customer dissatisfaction with your product. We note the disclosures on pages F-11 and F-31.

We have revised the disclosure in the Revised Draft Registration Statement on page 50 in response to the Staff’s comment.

7.	Please quantify the volume of smart farming systems sales in each period so that readers can better understand the composition of your reported revenue balances. Disclose also whether any sales were made to related parties.

We have revised the disclosure in the Revised Draft Registration Statement on page 50 in response to the Staff’s comment.

Revenue Recognition, page 56

8.	Please expand this disclosure to clearly describe the terms of your material revenue transactions. Disclose the product return and warranty rights given to distributors and individual customers and explain how you expect to grow your business if no such rights are granted. Discuss the extent to which the Registrant has to perform any work in order to maintain the functionality of the products after they are sold. Clarify whether customers receive any software updates for their products. Describe the subscription packages referenced on page 3 and the accounting implications. Describe the sales transactions that generated the material portion of the contract asset and liability balances on your Balance Sheets. Clarify your response to comment 41 about the value of service elements being “minimal” and “immaterial” given the disclosures throughout the filing about the value of the “data intelligence” you provide to customers.

We have revised the disclosure in the Revised Draft Registration Statement on pages 58 and 59 in response to the Staff’s comments.

We currently offer the FaaS Plus service package to our Model M users and the FaaS Pro to our Model A users. The data service model of the FaaS Plus package is still in the testing phase and is expected to be completed and commercially available in the second quarter of 2025. Currently, we are only offering a complimentary trial subscription of the FaaS Plus subscription package, excluding data intelligence services, to end users who have purchased the Model M. The Company has not made a commitment to provide the data intelligence services to Model M users as such services have not been included in the sale agreements when selling the Model M. As such, we do not believe there is a contract existing for the data intelligence services. Since there is no contract for intelligence data services, ASC 606 is not applicable. We have updated our descriptions and disclosures in the relevant areas of the Draft Registration Statement.

Unlike the Model M, our data analysis for the Model A is more mature. Before we offered data intelligence services to our Model A customers, we did significant work on building the data analysis model for the Model A.. Therefore, we included such data intelligence services in our sales agreements with our Model A customers. Unlike our Model M products, we sell our Modal A products directly and the service work in relation to FaaS Pro service package is performed by us directly. Our FaaS Pro service packages are based on a six-month service period. The FaaS Pro service package contains a series of distinct services including the provision of agricultural seeds, grow sponges, nutrient solutions and data intelligent analysis services etc. Since the series of services meet the ASC 606 10-25-15 guidance as the services are all performed over time, the same method would be used to measure the Company’s progress toward complete satisfaction of the performance obligations, it is not required to separately account for each performance obligation even though the underlying goods or services are distinct. For the Model A s FaaS Pro services, the Company has followed the guidance of ASC 606 10-25-15 and accounts for this revenue based on the “over-time” method. Thus, the value of the data intelligence services has already been properly recognized into revenue. No further adjustment is required.

Business

Industry Overview, page 58

9.	Please note your response to comment 30. Please revise your disclosure to quantify the general costs of smart farming compared to traditional greenhouses.

We have revised the disclosure in the Revised Draft Registration Statement on page 61 in response to the Staff’s comment.

Our Strengths, page 59

10.	We note your response to comment 31 that you “do not have formal agreements with third-party agricultural experts” and instead “leverage opportunities by participating in various industry exhibitions and visiting academic agricultural scholars and experts from universities,” and that “[i]n collaboration with these experts, [you] conduct experimental projects in [y]our company, such as experiments involving nutrient solutions and probiotics for crop growth,” which “allows [you] to gain agricultural expertise at a minimal cost, primarily covering travel expenses, rather than entering into formal agreements or incurring the cost of maintaining in-house experts.” Please revise the disclosure in your filing to include this additional detail. Please also clarify whether you pay these experts any fees for their collaboration.

We have revised the disclosure in the Revised Draft Registration Statement on pages 2 and 62 in response to the Staff’s comment.

Our Products, page 61

11.	We note your response to comment 34. Please revise to clarify whether customers who do not purchase your subscription packages can still benefit from your user application and limited analytics.

We have revised the disclosure in the Revised Draft Registration Statement on pages 3 and 66 in response to the Staff’s comment.

Note 11, page F-20

12.	We reviewed your response to comment 44 and reissue in part. Since Li Xia Du is the majority stockholder, it remains unclear why the redeemable Series E Preferred Stock that she owns is not classified as temporary equity consistent with the guidance in ASC 480-10-S99.7. In this regard, we note the risk factors on page 29 and your disclosure on page 74 that “Our directors may be appointed or removed from office by an ordinary resolution of shareholders”. Consequently, it appears that the majority stockholder has the ability to ultimately cause the Registrant to redeem her preferred stock via shareholder resolution and/or the appointment of Directors. We may have further comment.

We have revisited the accounting of the redeemable Series B Preferred Stock, which is later exchanged by the holder to Series E Preferred Stock. We concluded that the Series B Preferred Stock and its replacement Series E Preferred Stock should be classified as temporary equity based on the guidance in ASC 480-10-S99.7. Accordingly, we have restated our consolidated financial statements for the years ended December 31, 2023 and 2022. Additional disclosure is also added to Note 11.

13.	Please clarify where the PFAI Series E preferred stock is presented in your June 30, 2024 Balance Sheet on page F-23. Also, please expand your disclosure to clarify whether there is any circumstance under which the holder of the PFAI Class E preferred stock can convert/exchange the stock for PFAI Class A common stock. If that possibility exists then presumably the Registrant could lose control of PFAI.

We respectfully advise the Staff that after the restatement aforementioned in Comment 12, the PFAI Series E preferred stock has now been presented as temporary equity on the Balance Sheet.

General

14.	Please note your response to comment 45 and your disclosure on page 4 that you “engaged a distributor in British Columbia in October 2023, a distributor in Saskatchewan in November 2023, and a distributor in New Zealand in November 2023.” Please disclose the material terms of your agreements with these distributors and file these agreements as exhibits to your registration statement, or provide us your analysis as to why you believe such contracts do not need to be filed. Please also disclose the material terms of your agreements with Seonwo and Banjia for the manufacture of the Model S and M, and file these agreements as exhibits to your registration statement. Finally, please disclose the material terms of your development agreement with Weijia and E-Shine and your distributor agreement with Billions. Refer to Item 10.C. of Form 20-F.

We have filed the distributor agreements as Exhibits 10.8 and Exhibit 10.9 to the registration statement and added the disclosure in the Revised Draft Registration Statement on pages 5 and 63 to disclose the material terms of the distributor agreements.

We have filed the form of contract issued to both Seonwo and Banjia for the Model S and Model M components as Exhibit 10.10 to the Revised Draft Registration Statement. We have added disclosure indicating that Pinnacle regularly places purchase orders with the two OEM manufacturers and that they ship the various components to us based on our requirements on pages 2 and 64 of the Revised Draft Registration Statement. We have also disclosed the material terms of our development agreements with Weijia and E-Shine on page 63 of the Revised Draft Registration Statement.

We have also revised the disclosure in the Revised Draft Registration Statement on pages 5 and 63 to disclose the material terms of our distributor agreement with Billions Trading.

If you have any questions regarding this submission, please contact Pang Zhang-Whitaker by telephone at 212-238-8844, or via e-mail at zhang@clm.com, Steven J. Glusband at 212-238-8605, or via e-mail at glusband@clm.com, Guy Ben-Ami at 212-238-8658, or via e-mail at benami@clm.com.

Thank you again for your time and attention.

Sincerely,

/s/ Pang Zhang-Whitaker

cc:	Mr. Jiulong You, Chief Executive Officer,
Pinnacle Food Group Limited

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